

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2023

Michelle Bushore
Executive Vice President
Realty Income Corporation
11995 El Camino Real
San Diego, CA 92130

      Re: Realty Income Corporation
          Registration Statement on Form S-4
          Filed December 1, 2023
          File No. 333-275868

Dear Michelle Bushore:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Stacie Gorman at 202-551-3585 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Real Estate & Construction

cc: Abigail C. Smith, Esq.